 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES THE APPOINTMENT OF BRENT ESHLEMAN AS PRESIDENT & CEO

CALGARY, ALBERTA (February 15, 2017) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) is pleased to announce the appointment of Mr. Brent Eshleman as the new President & Chief Executive Officer and as a member of the Board of Directors of Bellatrix, effective immediately. As previously announced on November 25, 2016, Brent Eshleman was appointed Interim President & Chief Executive Officer of the Company and today’s announcement completes the formal leadership transition as part of the Company’s succession planning efforts. Mr. Eshleman joined Bellatrix as Executive Vice President in July 2012 and was subsequently named Executive Vice President and Chief Operating Officer of the Company in September 2014. Mr. Eshleman is a seasoned industry leader with over 30 years of oil and gas industry experience and a professional engineer by trade.

In connection with Mr. Eshleman’s appointment, Mr. Raymond Smith, has retired from his role as President & Chief Executive Officer effective immediately. Mr. Smith was appointed President & Chief Executive Officer of True Energy Inc. (Bellatrix’s predecessor company) on January 26, 2009 and has led the growth and development of Bellatrix over the past eight years. Mr. Smith has also retired from Bellatrix’s Board of Directors.

“Mr. Smith led the transition of True Energy into a growth oriented Company in 2009 and was instrumental in repositioning Bellatrix’s asset base and geographic focus in west central Alberta. Under his stewardship, the Company has managed through several commodity price cycles and periods of market volatility. On behalf of the Board of Directors and management I wish to thank Mr. Smith for his years of leadership and dedication, and wish him the best in his future endeavors” said W.C. (Mickey) Dunn, Chairman of the Board.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com